Exhibit 99.1

Points International Retains Addo Communications for Investor Relations Services

Toronto, Canada – June 28, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, today announced the retention of Addo Communications (“Addo”) as its investor relations firm.

“We are pleased to partner with Addo Communications in our investor relations efforts,” said Chairman of the Board Bernay Box. “Through the ongoing execution of our business strategy, Points has established a market leading and defensible position within the high-value and high-growth loyalty program industry. We have made tremendous strides in establishing new products, programs and partnerships that encourage loyalty program participation which has contributed to our improving financial results. We are confident that our improved financials, coupled with our industry leading position makes this the opportune time to elevate our profile to the broader investment community.”

“Points International is a pioneer in the loyalty industry, delivering leading technology solutions to facilitate growth and innovation within many worldwide loyalty programs,” said Andrew Greenebaum, Chief Executive Officer of Addo Communications. “We are excited to partner with Points to develop a proactive investor relations campaign aimed at increasing its profile within the investment community to ensure all potential stakeholders are educated on Points’ positive business momentum and strong growth opportunities.”

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Delta SkyMiles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks. For more information, visit www.pointsinternational.com.

About Addo Communications:

Addo Communications is a full service corporate communications agency, with an emphasis on strategic investor relations. Founded by a prominent investor relations veteran and former public company CFO, Addo has deep expertise in corporate finance, transaction communications, IR compliance, investor targeting, crisis management, and corporate communications. Addo leverages its significant network of relationships throughout the investment community to connect its clients with the appropriate investors.

Contact:

Andrew Greenebaum / Laura Foster
Addo Communications
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829-5400